UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of JANUARY, 2008.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  January 30, 2008                    /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman

                               HALO RESOURCES LTD.

                          INTERIM FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                NOVEMBER 30, 2007

                      (Unaudited - Prepared by Management)

MANAGEMENT'S COMMENTS ON UNAUDITED INTERIM FINANCIAL STATEMENTS


The accompanying unaudited interim financial statements of Halo Resources Ltd. for the three months ended November 30, 2007, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                               HALO RESOURCES LTD.
                             INTERIM BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                   NOVEMBER 30,     AUGUST 31,
                                                       2007            2007
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                      7,246       2,102,498
Amounts receivable and prepaids (Note 4)                130,676         214,642
Available for sale marketable securities (Note 5)        81,250               -
                                                   ------------    ------------
                                                        219,172       2,317,140

CAPITAL ASSETS (Note 6)                                 275,434         330,926

UNPROVEN MINERAL INTERESTS (Note 7)                  24,937,792      24,139,099
                                                   ------------    ------------
                                                     25,432,398      26,787,165
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                523,329         474,375

REDEEMABLE PREFERRED SHARES (Note 8)                  8,000,000       8,000,000

ASSET RETIREMENT OBLIGATION                                   -       1,014,500

FUTURE INCOME TAX LIABILITY                           4,510,000       4,886,000
                                                   ------------    ------------
                                                     13,033,329      14,374,875
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 9)                               35,773,812      35,766,585

ACCUMULATED OTHER COMPREHENSIVE LOSS                     (3,750)              -

CONTRIBUTED SURPLUS (Note 11)                         2,169,398       2,149,234

DEFICIT                                             (25,540,391)    (25,503,529)
                                                   ------------    ------------
                                                     12,399,069      12,412,290
                                                   ------------    ------------
                                                     25,432,398      26,787,165
                                                   ============    ============


SUBSEQUENT EVENT (Note 15)


APPROVED BY THE BOARD

/s/ LYNDA BLOOM  , Director
----------------
/s/ NICK DEMARE  , Director
----------------

              The accompanying notes are an integral part of these
                         interim financial statements.

                               HALO RESOURCES LTD.
                INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
                     FOR THE THREE MONTHS ENDED NOVEMBER 30
                      (Unaudited - Prepared by Management)



                                                       2007            2006
                                                         $               $

EXPENSES

Amortization of capital assets                           13,360           6,855
General and administrative                              384,374         444,019
General exploration                                       2,619           6,295
Stock-based compensation (Note 10)                       20,164         322,108
Write-down of unproven mineral interest                       -         225,000
                                                   ------------    ------------
                                                        420,517       1,004,277
                                                   ------------    ------------
LOSS BEFORE OTHER ITEM                                 (420,517)     (1,004,277)

OTHER ITEM

Interest income                                           7,655           5,625
                                                   ------------    ------------
LOSS BEFORE INCOME TAXES                               (412,862)       (998,652)

FUTURE INCOME TAX RECOVERY                              376,000         276,000
                                                   ------------    ------------
NET LOSS FOR THE PERIOD                                 (36,862)       (722,652)

OTHER COMPREHENSIVE LOSS

Unrealized holding loss on available for
   sale marketable securities                            (3,750)              -
                                                   ------------    ------------
COMPREHENSIVE LOSS                                      (40,612)       (722,652)
                                                   ============    ============


LOSS PER COMMON SHARE
   - BASIC AND DILUTED                                   $(0.00)         $(0.02)
                                                   ============    ============

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                         40,749,935      33,049,663
                                                   ============    ============





              The accompanying notes are an integral part of these
                         interim financial statements.

                               HALO RESOURCES LTD.
                    INTERIM STATEMENT OF SHAREHOLDERS' EQUITY
                      (Unaudited - Prepared by Management)




                                                                                                                    ACCUMULATED
                                                           SHARE CAPITAL                                              OTHER
                                                   ----------------------------     CONTRIBUTED                    COMPREHENSIVE
                                                      SHARES          AMOUNT          SURPLUS         DEFICIT         (LOSS)
                                                                         $               $               $               $

Balance, August 31, 2006                             31,138,216      32,395,855       1,360,767     (23,307,142)              -

Common shares issued for:
   Private placements                                 9,328,965       4,288,350                               -               -
   Corporate finance fee                                 62,500          28,125                               -               -
   Unproven mineral interests                           210,000          89,000                               -               -
Flow-through share renunciation                               -        (524,500)                              -               -
Share issue costs                                             -        (510,245)                              -               -
Stock-based compensation on stock options                     -               -         679,122               -               -
Stock-based compensation on warrants                          -               -         109,345               -               -
Net loss for the year                                         -               -               -      (2,196,387)              -
                                                   ------------    ------------    ------------    ------------    ------------
Balance, August 31, 2007                             40,739,681      35,766,585       2,149,234     (25,503,529)              -

Common shares issued for warrants exercised              16,061           7,227               -               -               -
Stock-based compensation on stock options vested              -               -          20,164               -               -
Unrealized holding loss on available
   for sale marketable securities                             -               -               -               -          (3,750)
Net loss for the period                                       -               -               -         (36,862)              -
                                                   ------------    ------------    ------------    ------------    ------------
Balance at November 30, 2007                         40,755,742      35,773,812       2,169,398     (25,540,391)         (3,750)
                                                   ============    ============    ============    ============    ============





              The accompanying notes are an integral part of these
                         interim financial statements.

                              HALO RESOURCES LTD.
                        INTERIM STATEMENTS OF CASH FLOW
                     FOR THE THREE MONTHS ENDED NOVEMBER 30
                      (Unaudited - Prepared by Management)



                                                       2007            2006
                                                         $               $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                 (36,862)       (722,652)
   Items not involving cash
   Amortization of capital assets                        13,360           6,855
   Stock-based compensation                              20,164         322,108
   Write-down of unproven mineral interests                   -         225,000
   Future income tax recovery                          (376,000)       (276,000)
Decrease in amounts receivable and prepaids              83,966          25,818
Increase (decrease) in accounts payable and
   accrued liabilities                                   56,360         (46,179)
                                                   ------------    ------------
                                                       (239,012)       (465,050)
                                                   ------------    ------------
FINANCING ACTIVITIES

Common shares issued for cash                             7,227       1,537,350
Common share issue costs                                      -        (179,664)
                                                   ------------    ------------
                                                          7,227       1,357,686
                                                   ------------    ------------
INVESTING ACTIVITIES

Proceeds from sale of unproven mineral interests              -       2,025,000
Additions to unproven mineral interests              (1,687,888)       (349,662)
Purchase of capital assets                             (175,579)        (19,551)
                                                   ------------    ------------
                                                     (1,863,467)       1,655,787
                                                   ------------    ------------
INCREASE (DECREASE) IN CASH                          (2,095,252)      2,548,423

CASH - BEGINNING OF PERIOD                            2,102,498         271,935
                                                   ------------    ------------
CASH - END OF PERIOD                                      7,246       2,820,358
                                                   ============    ============


SUPPLEMENTAL CASH FLOW INFORMATION - See Note 14.



              The accompanying notes are an integral part of these
                         interim financial statements.

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



1.       NATURE OF OPERATIONS

         Halo Resources Ltd. (the "Company") is a resource exploration company which is engaged in the acquisition, exploration and development of unproven mineral interests in Canada. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these unproven mineral interests contain economically recoverable ore reserves. The amounts shown as unproven mineral interests and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

         As at November 30, 2007, the Company had a working capital deficiency of $304,157. The Company has no source of revenue and will require additional financing in order to conduct its work programs on its mineral interests and meet its ongoing levels of corporate overhead. These interim financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements. During December 2007, the Company completed an equity financing of approximately $3.5 million. See also Note 15.


2.       BASIS OF PRESENTATION

         These interim financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       CHANGE IN ACCOUNTING POLICIES

         Effective September 1, 2007, the Company adopted the following new standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These new standards have been adopted on a prospective basis with no re-statement of prior period financial statements.

         CICA Handbook Section 1530: "Comprehensive Income", effective for fiscal years beginning on or after October 1, 2006, establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



3.       CHANGE IN ACCOUNTING POLICIES (continued)

         CICA Handbook Section 3251: "Equity", effective for fiscal years beginning on or after October 1, 2006, establishes standards for the presentation of equity and changes in equity during the reporting period.

         CICA Handbook Section 3855: "Financial Instruments - Recognition and Measurement", effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains or losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other compre-hensive income until these assets are no longer included on the balance sheet.

         CICA Handbook Section 1506: "Accounting Changes" ("CICA 1506"), effective for fiscal years beginning on or after January 1, 2007, establishes standards and new disclosures requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.


4.       AMOUNTS RECEIVABLE AND PREPAIDS
                                                   NOVEMBER 30,      AUGUST 31,
                                                       2007            2007
                                                         $               $

         Goods and services taxes receivable             96,903         144,525
         Prepaids                                        17,663          50,680
         Other                                           16,110          19,437
                                                   ------------    ------------
                                                        130,676         214,642
                                                   ============    ============


5.       AVAILABLE FOR SALE MARKETABLE SECURITIES

                                                                                                    AUGUST 31,
                                                                 NOVEMBER 30, 2007                     2007
                                                   --------------------------------------------    ------------
                                                                    UNREALIZED
                                                                     HOLDINGS          FAIR
                                                       COST            LOSS            VALUE           COST
                                                         $               $               $               $

         Metanor Resources Inc. (Note 7(b))              85,000          (3,750)         81,250               -
                                                   ============    ============    ============    ============


                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



6.       CAPITAL ASSETS

                                                                                                     AUGUST 31,
                                                                NOVEMBER 30, 2007                      2007
                                                   --------------------------------------------    ------------
                                                                    ACCUMULATED      NET BOOK        NET BOOK
                                                       COSTS       AMORTIZATION        VALUE           VALUE
                                                         $               $               $               $

         Office furniture and equipment                  53,843          18,651          35,192          37,931
         Computer and telephone equipment                69,077          24,116          44,961          43,008
         Field equipment and facility                   206,643          14,243         192,400         245,665
         Leasehold improvements                          11,524           8,643           2,881           4,322
                                                   ------------    ------------    ------------    ------------
                                                        341,087          65,653         275,434         330,926
                                                   ============    ============    ============    ============


7.       UNPROVEN MINERAL INTERESTS

                                                 NOVEMBER 30, 2007                                AUGUST 31, 2007
                                   --------------------------------------------    --------------------------------------------
                                                     DEFERRED                                        DEFERRED
                                    ACQUISITION     EXPLORATION        TOTAL        ACQUISITION     EXPLORATION        TOTAL
                                       COSTS           COSTS           COSTS           COSTS           COSTS           COSTS
                                         $               $               $               $               $               $

         Duport                      15,317,502       2,306,600      17,624,102      15,237,502       2,299,678      17,537,180
         Bachelor Lake                        -               -               -         881,789               -         881,789
         Sherridon                      725,983       5,862,933       6,588,916         722,886       4,399,631       5,122,517
         West Red Lake                   38,952         685,822         724,774          38,952         558,661         597,613
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                     16,082,437       8,855,355      24,937,792      16,881,129       7,257,970      24,139,099
                                   ============    ============    ============    ============    ============    ============


         (a)      Duport Property, Ontario

                  Pursuant to an agreement dated February 18, 2005, the Company acquired from The Sheridan Platinum Group Ltd. ("Sheridan") a 100% interest in 93 mineral claims (the "Duport Property") covering an area of approximately 3,800 hectares, located near Kenora, Ontario. The Company paid $250,000 cash and issued one million common shares, at a fair value of $1,210,000, and $8 million in redeemable preferred shares (see Note 8). The purchase of the Duport Property was conducted on a tax-free roll-over basis to Sheridan and, accordingly, $9,210,000 of costs have no tax value.

                  The Company has agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company will have the right to buy back a 1% NSR for $2.5 million cash.

                  The Company has also acquired, through staking, 10 mineral claims in the area of the Duport property, covering an area of approximately 1,744 hectares.

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



7.       UNPROVEN MINERAL INTERESTS (continued)

         (b)      Bachelor Lake Property, Quebec

                  On April 27, 2006, as amended August 17, 2006, the Company and Metanor Resources Inc. ("Metanor") entered into a purchase agreement (the "Metanor Purchase") whereby Metanor agreed to purchase the Company's 50% interest in a joint venture over two mining concessions and 51 mineral claims for a total of 1,851 hectares (the "Bachelor Lake JV") in consideration of $3.5 million cash, $750,000 in common shares of Metanor and a 1% NSR in favour of the Company. During fiscal 2006, the Company recognized an impairment of $1,538,655 to reflect the difference between the Company's recorded costs and the anticipated proceeds.

                  On November 17, 2006, as amended August 22, 2007, Metanor and the Company agreed to revise the payment terms of the Metanor Purchase (the "Revised Metanor Purchase") under which Metanor agreed to purchase the Company's 50% interest in the Bachelor Lake JV for total consideration of $3,825,000 cash and 125,000 common shares of Metanor (the "Metanor Shares"). As of August 31, 2007, all of the cash payments have been made by Metanor. During fiscal 2007, the Company recognized a further write-down of $340,000 to reflect the terms of the Revised Metanor Agreement. In September 2007, the Company received the Metanor Shares and completed the sale of its 50% interest in the Bachelor Lake JV.

         (c)      Sherridon VMS Project, Manitoba

                  The Company holds, through staking and various acquisition agreements, an interest in 20,876 hectares located in the Sherridon area, north-central Manitoba. Details of the acquisitions are as follows:

                  i)       76  mining  claims  covering   approximately   14,789
                           hectares, staked by the Company;

                  ii) on February 9, 2005, as amended February 9, 2006, the Company entered into a letter of intent ("Quarter Moon LOI") with Endowment Lakes (2002) Limited Partnership ("EL") regarding the option to earn up to an 80% interest in the Quarter Moon Lake Property, Manitoba. The Quarter Moon Lake Property comprises five mining claims located 75 kilometres northeast of Flin Flon and 61 kilometres northwest of Snow Lake. Under the terms of the Quarter Moon LOI, the Company had the right to acquire an initial 51% interest in the Quarter Moon Lake Property in which the Company has paid $40,000 cash, issued 50,000 common shares of the Company, at a value of $60,000, and was required to complete a $500,000 work commitment, pay a further $40,000 cash and issue 50,000 common shares.

                           On December 3, 2006, the Company and EL entered into a formal purchase agreement (the "Quarter Moon Purchase Agreement"), under which the Company purchased a 100% interest in ten mining claims, including the original five mining claims under the Quarter Moon LOI, covering a total of 2,072 hectares in north-central Manitoba, for $90,000 cash and issuance of 160,000 common shares, at a value of $64,000. EL holds a 1% NSR, of which a 0.5% NSR can be purchased at any time for $500,000.

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



7.       UNPROVEN MINERAL INTERESTS (continued)

                  iii) heads of agreement (the "Dunlop HOA") dated February 9, 2006, entered into by the Company and W. Bruce Dunlop Limited NPL, whereby the Company was granted the option to earn a 100% undivided interest in three mining claims, covering 536 hectares, as follows:

                                                           OPTION                  SHARE                   WORK
                           DATE                           PAYMENTS               ISSUANCES             EXPENDITURES
                                                              $                                              $

                           On signing                         15,000(paid)           25,000(issued)               -
                           February 9, 2007                   20,000(paid)           50,000(issued)          10,000
                           February 9, 2008                   25,000                 75,000                  10,000
                           February 9, 2009                   30,000                100,000                  50,000
                           February 9, 2010                        -                      -                 100,000
                                                        ------------           ------------            ------------
                                                              90,000                250,000                 170,000
                                                        ============           ============            ============

                  iv) three option agreements (the "HBED Options"), dated March 19, 2006, entered into by the Company and Hudson Bay Exploration and Development Company Limited ("HBED"), whereby the Company was granted options to acquire 100% interests in 24 mining claims and one mining lease covering approximately 3,479 hectares. In order to earn 100% interests in all of the mineral claims and the mining lease the Company will be required to make option payments totalling $650,000 and incur expenditures totalling $4,300,000, as follows:
                                                    OPTION             WORK
                           DATE                    PAYMENTS        EXPENDITURES
                                                     $                   $

                           On signing                30,000(paid)             -
                           March 19, 2007            70,000(paid)        30,000
                           March 19, 2008           120,000             100,000
                           March 19, 2009            80,000             790,000
                           March 19, 2010           350,000           3,380,000
                                               ------------        ------------
                                                    650,000           4,300,000
                                               ============        ============

                           Upon agreement by both the Company and HBED, up to $187,500 of the option payments may be paid in common shares of the Company. As of Novmeber 30, 2007, all option payments and work expenditure commitments have been met.

                           Should the Company acquire a 100% interest in any of the claim groups under the HBED Options, HBED has the option to back-in for a 51% interest in the subject claims group by paying 135% of the expenditures incurred by the Company. HBED will also hold a 2% NSR.

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



7.       UNPROVEN MINERAL INTERESTS (continued)

         (d)      West Red Lake Property, Ontario

                  Pursuant to option agreements dated June 20, 2006 and April 20, 2007, (the "West Red Lake Option") with Goldcorp. Inc. ("Goldcorp") the Company has the option to earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims (collectively the "West Red Lake Property") located in Ball Township, Red Lake, Ontario. Under the terms of the West Red Lake Option, the Company is required to perform minimum exploration programs totalling $3 million on or before December 31, 2009, as follows:
                                                    EXPENDITURE
                  DATE                              COMMITMENTS
                                                         $

                  December 31, 2007                     750,000
                  December 31, 2008                   1,000,000
                  December 31, 2009                   1,250,000
                                                   ------------
                                                      3,000,000
                                                   ============

                  Once the Company has incurred $3 million of expenditures the Company can elect to proceed with a formal joint venture on the subject claims. Upon notification of the Company's election, Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company. If Goldcorp does not exercise its back-in right the Company will then be required to issue one million common shares of its share capital to Goldcorp.


8.       REDEEMABLE PREFERRED SHARES

         The series 1 redeemable preferred shares (the "Redeemable Preferred Shares") were issued by the Company as partial consideration of its purchase of the Duport Property described in Note 7(a). The Redeemable Preferred Shares have a term of five years with payment of cumulative cash dividends, at the following rates:

         i) for each of the two years commencing November 1, 2004, an annual dividend of $50,000, payable in quarterly instalments, commencing on February 1, 2005 and ending on November 1, 2006; and

         ii) for each of the three years commencing November 1, 2006, an annual dividend of $320,000, payable in quarterly instalments, commencing on February 1, 2007 and ending on November 1, 2009.

         The Company may elect to pay any of its dividends in common shares of its capital stock based on a 15 day average price prior to the date the dividend is due.

         The Redeemable Preferred Shares are non-voting, non-convertible and can be redeemed in whole or in part by the Company at any time prior to November 1, 2009, as follows:

         i) make a cash payment of $8 million plus a $400,000 bonus, together with any accrued and unpaid dividends; or

         ii) provided all dividends payable pursuant to the terms of the Redeemable Preferred Shares have been paid, the Company may return the Duport Property to Sheridan.

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



8.       REDEEMABLE PREFERRED SHARES (continued)

         The Company may elect to redeem the Redeemable Preferred Shares through the issuance of common shares in its capital stock based on a 15 day average price prior to the date of redemption.

         If the Redeemable Preferred Shares have not been redeemed the Company will, effective November 1, 2009, retract the Redeemable Preferred Shares in consideration of $8 million plus accrued unpaid dividends (collectively the "Retraction Amount"), payable in cash or common shares of the Company based on a 15 trading day average price prior to the date of retraction.

         During the three months ended November 30, 2007, the Company recorded $80,000 (2006 - $35,000) of dividends on the Redeemable Preferred Shares, which have been capitalized as part of resource interests. As at November 30, 2007, $26,667 (2006 - $26,667) of accrued dividends were included as part of accounts payable and accrued liabilities.


9.       SHARE CAPITAL

         Authorized:  unlimited common shares without par value
                      unlimited preferred shares (Note 8)

c
         Issued common shares:                           NOVEMBER 30, 2007                AUGUST 31, 2007
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                40,739,681      35,766,585      31,138,216      32,395,855
                                                   ------------    ------------    ------------    ------------
         Issued during the period

         For cash
            Private placements                                -               -       9,328,965       4,288,350
            Exercise of warrants                         16,061           7,227               -               -
         For corporate finance fee                            -               -          62,500          28,125
         For unproven mineral interests                       -               -         210,000          89,000
                                                   ------------    ------------    ------------    ------------
                                                         16,061           7,227       9,601,465       4,405,475
         Less:  Flow-through share renunciation               -               -               -        (524,500)
                Share issue costs                             -               -               -        (510,245)
                                                   ------------    ------------    ------------    ------------
                                                         16,061           7,227       9,601,465       3,370,730
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      40,755,742      35,773,812      40,739,681      35,766,585
                                                   ============    ============    ============    ============

         (a) A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at November 30, 2007 and 2006 and the changes for the three months ending on those dates is as follows:
                                                       2007             2006

                  Balance, beginning of period        8,128,582       8,322,563
                  Pursuant to private placements              -       2,112,299
                  Exercised                             (16,061)              -
                  Expired                            (2,589,204)              -
                                                   ------------    ------------
                  Balance, end of period              5,523,317      10,434,862
                                                   ============    ============

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



9.       SHARE CAPITAL (continued)

                  Common shares reserved pursuant to warrants outstanding at November 30, 2007, are as follows:

                      NUMBER           EXERCISE PRICE         EXPIRY DATE
                                              $

                     1,708,166               0.60             April 12, 2008
                       388,072               0.45             April 12, 2008
                     1,091,316               0.65             January 4, 2009
                     1,509,763               0.60             January 4, 2009
                       665,000               0.65             January 11, 2009
                       111,000               0.60             January 11, 2009
                        50,000               0.65             July 20, 2009
                  ------------
                     5,523,317
                  ============

         (b)      See also Note 15.


10.      STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

         During the three months ended November 30, 2007 the Company recorded compensation expense of $20,164 expense for the vesting of stock options. During the three months ended November 30, 2006 the Company recorded total compensation expense of $322,108, comprising of:

         (i) $259,565 on the granting of 1,547,000 stock options to its employees, directors and consultants; (ii) $37,641 on the amendment of the terms of 450,000 stock options; and (iii) $24,902 for the vesting of stock options.

         The fair value of stock options granted, amended and vested to employees, directors and consultants is estimated using the Black-Scholes option pricing model with the following assumptions made during the three months ended November 30, 2007 and 2006:

                                               2007                2006
                                       --------------------    ------------
         Risk-free interest rate             4.09%                 4.00%
         Estimated volatility           73.18% - 74.04%           78.74%
         Expected life                 2 years - 2.75 years       3 years
         Expected dividend yield               0%                    0%

         The weighted average fair value of all stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $nil (2006 - $0.15) per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



10.      STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         A summary of the Company's stock options at November 30, 2007 and 2006, and the changes for the three months ending on those dates is presented below:

                                                               2007                            2006
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                      NUMBER          AVERAGE          NUMBER         AVERAGE
                                                    OF OPTIONS    EXERCISE PRICE     OF OPTIONS   EXERCISE PRICE
                                                                         $                               $

         Balance, beginning of period                 3,815,000         0.47          2,903,000         0.56
         Granted                                              -            -          1,547,000         0.45
         Cancelled                                     (220,000)        0.45           (990,000)        0.71
                                                   ------------                    ------------
         Balance, end of period                       3,595,000         0.49          3,460,000         0.47
                                                   ============                    ============

         The following table summarizes information about the stock options outstanding and exercisable at November 30, 2007:

            OPTIONS         OPTIONS
          OUTSTANDING     EXERCISABLE    EXERCISE PRICE        EXPIRY DATE
                                               $

              450,000         450,000         0.60             May 31, 2009
              853,000         853,000         0.45             February 2, 2009
            1,387,000       1,387,000         0.45             November 27, 2009
              150,000          37,500         0.50             July 18, 2010
              755,000         755,000         0.52             July 24, 2012
         ------------    ------------
            3,595,000       3,482,500
         ============    ============


11.      CONTRIBUTED SURPLUS

         Contributed surplus is comprised of the following:

                                                   NOVEMBER 30,     AUGUST 31,
                                                       2007            2007
                                                         $               $

         Balance, beginning of period                 2,149,234       1,360,767

         Stock-based compensation on stock
            options (Note 10)                            20,164         679,122
         Stock-based compensation on warrants                 -         109,345
                                                   ------------    ------------
         Balance, end of period                       2,169,398       2,149,234
                                                   ============    ============

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



12.      RELATED PARTY TRANSACTIONS

         (a) During the three months ended November 30, 2007 and 2006, the Company was charged for various services provided by companies controlled by directors and officers of the Company, as follows:
                                                       2007            2006
                                                         $               $
                  Accounting and administration          26,000          23,200
                  Professional and consulting            30,600          29,100
                  Compensation and benefits              67,000          23,250
                  Directors fees                          4,500               -
                                                   ------------    ------------
                                                        128,100          75,550
                                                   ============    ============

                  These  fees  have  been  either   expensed  to  operations  or
                  capitalized to unproven mineral interests, based on the nature of the expenditures.

                  As  at  November  30,  2007,   accounts  payable  and  accrued
                  liabilities include $42,437 (2006 - $13,166) due to these related parties.

         (b) Other related party transactions are disclosed elsewhere in these financial statements.

         These transactions were measured at the exchange amount, which was the amount of consideration established and agreed to by related parties.


13.      FINANCIAL INSTRUMENTS

         The fair values of financial instruments at November 30, 2007 and 2006, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to November 30, 2007 and 2006, may differ significantly from that presented.

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable, marketable securities and accrued liabilities. It is not practicable to estimate the fair value of the Redeemable Preferred Shares.


14.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash activities conducted by the Company during the three months ended November 30, 2007 and 2006 are as follows:

                                                       2007            2006
                                                         $               $
         Operating activities

         Accrued payable for unproven mineral
            interests                                     7,406         152,691
         Unrealized holding loss on marketable
            securities                                    3,750               -
                                                   ------------    ------------
                                                         11,156         152,691
                                                   ============    ============

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2007
                      (Unaudited - Prepared by Management)



14.      SUPPLEMENTAL CASH FLOW INFORMATION (continued)

                                                       2007            2006
                                                         $               $
         Financing activities

         Issuance of common shares for corporate
            finance fee                                       -          28,125
         Common share issue costs                             -         (28,125)
         Termination of asset retirement obligation   1,014,500               -
                                                   ------------    ------------
                                                      1,014,500               -
                                                   ============    ============

         Investing activities

         Accounts payable for unproven mineral
            interests                                    (7,406)       (152,691)
         Marketable securities received                  85,000               -
         Unrealized holding loss on marketable
            securities                                   (3,750)              -
         Sale of capital assets                        (217,711)              -
         Sale of unproven mineral interests            (881,789)              -
                                                   ------------    ------------
                                                     (1,025,656)       (152,691)
                                                   ============    ============

         Other supplemental cash flow information:

                                                       2007            2006
                                                         $               $

         Interest paid in cash                                -               -
                                                   ============    ============

         Dividends paid in cash                          80,000          12,500
                                                   ============    ============

         Income taxes paid in cash                            -               -
                                                   ============    ============


15.      SUBSEQUENT EVENT

         Subsequent to November 30, 2007, the Company completed a private placement of 4,652,755 flow-through shares, at a price of $0.47 per flow-through share, and 3,273,292 non-flow-through units, at a price of $0.42 per non-flow-through unit, for total gross proceeds of $3,561,578. Each non-flow-through unit consisted of one common share and one-half share purchase warrant, with each full warrant entitling the holder to purchase one further common share for a period of two year at a price of $0.60 per share. Directors of the Company purchased 133,192 flow-through shares for $62,600.

         The Company paid the agents a cash commission of $262,423 and issued 752,688 warrants (the "Agents' Warrants") and incurred approximately $20,300 costs relating to this financing. Each Agents' Warrant is exercisable to purchase one common share for a period of two years at a price of $0.60 per share.

                                                                      SCHEDULE I

                               HALO RESOURCES LTD.
                 INTERIM SCHEDULE OF UNPROVEN MINERAL INTERESTS
                      (Unaudited - Prepared by Management)




                                                                                                                    AUGUST 31,
                                                                 NOVEMBER 30, 2007                                     2007
                                   ----------------------------------------------------------------------------    ------------
                                                     BACHELOR                           RED
                                      DUPORT           LAKE          SHERRIDON         LAKE
                                     PROPERTY        PROPERTY       VMS PROJECT      PROPERTY          TOTAL           TOTAL
                                         $               $               $               $               $               $

BALANCE - BEGINNING OF PERIOD        17,537,180         881,789       5,122,517         597,613      24,139,099      23,845,828
                                   ------------    ------------    ------------    ------------    ------------    ------------
AMOUNTS INCURRED DURING THE PERIOD

EXPLORATION EXPENDITURES

Assays                                        -               -          88,966          22,782         111,748          68,367
Camp and associated costs                     -               -         184,593          22,975         207,568         153,629
Consulting                                1,455               -          34,278           1,940          37,673         236,680
Drafting                                      -               -               -               -               -          52,626
Drilling                                      -               -         692,659               -         692,659       1,965,477
Exploration office costs                  1,620               -          80,728           6,386          88,734         433,609
Field personnel                             254               -         198,601          26,138         224,993         252,588
Field supplies                              112               -          13,947           1,166          15,225          47,886
Geological                                    -               -         111,554           4,981         116,535         205,966
Geophysical survey                            -               -             870          26,177          27,047         331,645
Land management                               -               -             612               -             612           3,284
Line cutting                                  -               -               -          10,460          10,460          52,177
Travel and accommodations                 3,481               -          56,494           4,156          64,131         172,457
Reimbursement / Recoveries                    -               -               -               -               -      (3,922,580)
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                          6,922               -       1,463,302         127,161       1,597,385          53,811
                                   ------------    ------------    ------------    ------------    ------------    ------------
OTHER ITEMS

Acquisition costs and payments                -               -               -               -               -         269,000
Claims staking and lease rental               -               -           3,097               -           3,097          17,021
costs
Legal                                         -               -               -               -               -          18,439
Capitalized dividend                     80,000               -               -               -          80,000         275,000
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                         80,000               -           3,097               -          83,097         579,460
                                   ------------    ------------    ------------    ------------    ------------    ------------
BALANCE BEFORE WRITE-DOWN            17,624,102         881,789       6,588,916         724,774      25,819,581      24,479,099

WRITE-DOWN                                    -               -               -               -               -        (340,000)

DISPOSITION (Note 7(b))                       -        (881,789)              -               -        (881,789)              -
                                   ------------    ------------    ------------    ------------    ------------    ------------
BALANCE - END OF  PERIOD             17,624,102               -       6,588,916         724,774      24,937,792      24,139,099
                                   ============    ============    ============    ============    ============    ============

                               HALO RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2007



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at January 23, 2008 and should be read in conjunction with the interim financial statements and the accompanying notes for the three months ended November 30, 2007 and 2006 of Halo Resources Ltd. (the "Company") that have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company is a resource exploration company which historically was engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States. In 2004, the Company reorganized its corporate structure and business objectives and in fiscal 2004, the Company acquired a number of mineral property interests. The Company is currently engaged in the acquisition and exploration of precious and base metals on mineral interests located in Manitoba and Ontario, Canada. The Company has not earned any production revenue, nor found any proved reserves on any of its mineral interests.

The Company is a reporting issuer in British Columbia, Alberta and Quebec. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "HLO", on the OTCBB under the symbol "HLOSF" and on the Frankfurt Stock Exchange ("FSE") under the symbol "HRL". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

SHERRIDON VMS PROPERTY, MANITOBA

The Sherridon VMS Property includes the site of the former Sherritt Gordon Mines' copper-zinc mine that operated from 1931 to 1951 and produced 7.7 million tonnes of copper-zinc ore with recovered grades of 2.46% copper and 0.8% zinc. The property is considered by the Company to be highly prospective for new volcanogenic massive sulphide ("VMS") discoveries and to have a largely untested gold potential. Possible developments in the future are greatly facilitated by the existing rail link to Hudson Bay Mining and Smelting Co. Ltd.'s ("HBMS") mining/metallurgical complex approximately 70 km to the southwest and also by the presence of an all-weather 78 km road to provincial hwy 10, a power line and a communication tower.

The Sherridon Property includes 84 mineral claims that total 16,822 hectares. Through four option agreements, Halo also has the right to acquire a 100% interest in 30 other mining claims and one mineral lease in the Sherridon area bringing the total land package to 20,876 hectares. The most significant of these agreements are those with Hudson Bay Exploration and Development Company Limited ("HBED") which allows Halo to acquire 100% of the Jungle and Park copper-zinc deposits. There are a total of six known VMS deposits within the Sherridon VMS Property including the Park, Jungle, Bob, Cold, Fidelity and AKE all of which host near-surface resources.

From November, 2006 to January 23, 2008, Halo completed 20,048 metres of drilling and achieved the following key objectives:

         a) completion of 3,444 metres in 15 holes at the Bob Lake deposit to confirm historical mineralized intervals reported by Sherritt Gordon in the 1940s, and to test the mineralized horizon along strike to the southeast and known limits of the historical resource envelope;

         b) expansion of the Bob Lake drill hole database, reinterpretation of the structural geology and definition of targets for a second phase of drilling;

         c) 9,650 m in 12 holes in a second phase of drilling at Bob Lake (September to October 2007), including the discovery of the massive sulphide lens at Bob Lake that can be traced from surface for 1,000 m down plunge and that remains open at depth with representative intersections such as 1.8% copper and 1.3% zinc over 14.7 m in drill hole 07-61;

         d) completion of 3,242 metres in 15 holes at the Jungle Lake deposit to confirm historical mineralized intervals reported by Hudson Bay in the 1950s, and to test the mineralized horizon down-dip and test limits of the historical resource envelope and to support resource calculations;

         e) completion of 1,950 metres in four holes at the Park Lake deposit to confirm historical mineralized intervals reported by Hudson Bay in the 1950s, and to test the mineralized horizon down-dip and test limits of the historical resource envelope;

         f) completion of 2,278 metres in 16 holes at the Cold Lake deposit to confirm historical mineralized intervals reported by Hudson Bay Exploration and Development in the 1950s, and to test the mineralized horizon down-dip and along strike and test limits of the historical resource envelope;

         g) completion of 486 metres in three holes to test a geophysical anomaly southeast of Cold Lake, resulting in the discovery of the Lost Lake massive sulphide zone including near surface intersections such as 1.6% copper and 4.9% zinc over 5.1 m in drill hole 07-55;

         h) completion of 3,006 metres in 15 holes at Lost Lake to follow up on the October 2007 massive sulphide discovery (assays are pending);

         i)     completion  of  650  metres  in  5  holes  to  investigate   the
                structural geology to test for the southern extent of the East Mine (assays pending); and

         j) improved understanding of the stratigraphy hosting massive sulphides, alteration envelopes in the vicinity of mineralization and structural controls to improve the ability to prioritize targets.

A NI43-101  compliant report to document resources is planned for those projects
where  sufficient   drilling  has  been  done  to  confirm  previously  reported mineralized intersections and the geometry of the ore bodies

In January 2008, the first of the 43-101 compliant technical reports by Scott Wilson Roscoe Postle (Scott Wilson RPA) was filed on SEDAR for the Jungle Lake deposit. The resources estimated by GCL at Jungle Lake have been classified as Indicated and Inferred.

It is assumed that the Jungle Lake Deposit would probably be mined by a combination of both open pit and underground methods. The results of the resource estimate are as follows:


--------------------------------------------------------------------------------------------------------------------------
POTENTIAL                                                GRADE                                CONTAINED METAL
 MINING          RESOURCE     ---------     --------------------------------    ------------------------------------------
 METHOD            CLASS       TONNAGE       CU       ZN       AU        AG         CU           ZN         AU        AG
                                 (t)         (%)      (%)     (g/t)    (g/t)       (lb)         (lb)       (oz)      (oz)
--------------------------    ---------     --------------------------------    ------------------------------------------

Open Pit         Indicated      830,000     0.99     0.73     0.39      6.70    18,115,000   13,358,000   10,000   179,000
Underground      Indicated      495,000     1.46     1.06     0.52     11.43    15,933,000   11,568,000    8,000   182,000
                              ---------     --------------------------------    ------------------------------------------
Total                         1,325,000     1.17     0.85     0.44      8.47    34,048,000   24,925,000   19,000   361,000
                              ---------     --------------------------------    ------------------------------------------

Open Pit          Inferred    1,347,000     0.85     0.60     0.41      6.24    25,242,000   17,818,000   18,000   270,000
Underground       Inferred      830,000     1.28     0.78     0.36     10.78    23,422,000   14,273,000   10,000   288,000
                              ---------     --------------------------------    ------------------------------------------
Total                         2,177,000     1.01     0.67     0.39      7.97    48,664,000   32,090,000   27,000   558,000
--------------------------------------------------------------------------------------------------------------------------

1. Open pit cut-off net smelter return ("NSR") royalty US $20 above the 218 m level
2.   Underground cut-off NSR US $40 below the 218 m level.
3.   All quantities rounded to the nearest 1000

The total tonnage of 1,325,000 tonnes in the Indicated resource category has an overall grade of 1.17% copper, 0.85% zinc and precious metal credits. The cut-off grades were calculated on the basis of all four commodities based on the NSR assumptions shown below. In addition, there are 2,177,000 tonnes in the Inferred resource category with an overall grade of 1.10% copper, 0.67% zinc and precious metal credits.

Copper, zinc silver and gold contribute to the economics of the deposit so that a NSR was calculated for each block based on the estimated grades of copper, zinc, silver and gold, reasonable metal prices, the estimated recoveries for each metal and common industry values for smelter terms. The parameters used were as follows:

         ------------------------------------------------
         METAL                  PRICE            RECOVERY
                                (US$)               (%)
         ------------------------------------------------

         Copper                 $2.00/lb            85 %
         Zinc                   $0.75/lb            85 %
         Gold                    $600/oz            47 %
         Silver                 $8.50/oz            54 %
         ------------------------------------------------

A second phase of drilling at Bob Lake demonstrated that reinterpretation of the structural geology had defined a 1,000 m long massive sulphide lens. The copper and zinc grades are relatively consistent (0.8 to 1.43 % copper and 0.99 to 2.1%
Zn) throughout the length of the lens which was tested by 10 holes from September to November 2007. There is some evidence of increasing grades with depths. The Bob Lake massive sulphide lens is open at depth and 2,500 m of drilling is planned in Q1 2008 to test the depth extent as well as complete sufficient drilling to commence resource estimates.

--------------------------------------------------------------------------------
  HOLE             FROM            TO       INTERVAL      COPPER        ZINC
                    (M)           (M)         (M)*          (%)          (%)
--------------------------------------------------------------------------------
DH07-58            210.7         222.3        11.6          0.8          1.8
--------------------------------------------------------------------------------
DH07-59            225.4         229.7         4.3          1.8          1.9
--------------------------------------------------------------------------------
DH07-60            272.8         277.8         5            2.1          2.1
--------------------------------------------------------------------------------
DH07-61            257.9         272.6        14.7          1.8          1.3
--------------------------------------------------------------------------------
DH07-62            176.9         191.6        14.7          1.43         1.57
--------------------------------------------------------------------------------
DH07-63             86.3         103.1        16.8          1.25         1.57
--------------------------------------------------------------------------------
DH07-64            107.5         114.5         7            1.41         1.97
--------------------------------------------------------------------------------
DH07-65            103.9         112           8.1          1.19         0.99
--------------------------------------------------------------------------------
DH07-66            103.3         107.8         4.5          1.36         2.09
--------------------------------------------------------------------------------
DH07-67            110.1         115           5            1.25         0.96
--------------------------------------------------------------------------------
* Widths may be overstated by up to 20% in steeply dipping holes.

A summer program of geological mapping focused on six high-priority exploration targets included areas with airborne geophysical targets identified by the 2006 Geotech VTEM survey. The fully integrated and multi-disciplined approach has identified new drill targets in areas that have previously had minimal exploration activity or only shallow drilling. Two drill rigs recommenced drilling on January 4, 2008 and a third overburden drill rig is expected late in January. The Company has a planned program of 30,000 m of drilling through 2008.

WEST RED LAKE PROPERTY, ONTARIO

On June 20, 2006, the Company completed a formal option agreement with Goldcorp Inc. ("Goldcorp") on its Middle Bay, Pipestone Bay and Biron Bay properties (collectively the "West Red Lake Property") located in Ball Township, Red Lake, Ontario.

Under the terms of the option agreement the Company can earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims by spending $3 million on exploration by December 31, 2008. Upon spending the $3 million, the Company is entitled to elect to exercise the option of its interests. Upon notification of the Company's election, Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company. If Goldcorp does not exercise its back-in right, the Company will then be required to issue one million common shares of its share capital to Goldcorp.

The West Red Lake Property is located about 32 km west of the prolific Campbell and Red Lake Mines in the Red Lake Camp that has produced 20 million ounces within the Red Lake greenstone belt. The property covers widespread gold mineralization from surface showings and small gold deposits. Previous exploration by a number of companies, including Hemlo Gold Mines Ltd., Goldcorp, Cochenour-Willans Gold Mines Ltd, Dumont Nickel and May-Spiers Gold Mines Ltd. have carried out intermittent exploration in this area since 1935 and surface trenching has returned significant surface gold values including up to1.87 opt over 1.8 meters and 0.38 opt over 7.3 meters respectively. The property has now been consolidated into a larger package of contiguous claims under one ownership.

The Company has subdivided the project into four broad exploration target areas:
Biron Bay, Middle Bay-May Spiers, West Trout-Bridget Lake and Pipestone-Phillips Channel. During October 2006, work commenced on a mapping, sampling and prospecting program focused on the Middle Bay-May Spiers target with the objective of developing an understanding of the geological setting and to confirm the presence of gold mineralization west of Middle Bay.

Some 40 km of induced polarization ("IP") and magnetometer surveys were completed in March 2007. One of the high priority geophysical anomalies identified is associated with the May-Spiers gold deposit located in Middle Bay of Red Lake in Ball Township. The May-Spiers shaft and surface exposure are on May-Spiers Island where the May-Spiers Gold Mines Ltd. sank a three compartment shaft to 375 feet in 1936 and developed mine workings at the lowest level over 150 feet. Intervals of 0.5 oz per ton gold over narrow widths less than 5 feet were reported in the 1930s from surface drilling and underground mine grades were in the order of 0.1 oz per ton. The mine workings were destroyed by fire in 1937 and no mining or exploration has taken place in 70 years.

The geophysical  anomaly associated with the May-Spiers mine workings includes a
1.3 km long east-west trending magnetic low feature and a 600 m long weak-to-moderate induced polarization (IP) chargeability anomaly with a width up to 100 m. Almost half of the survey area is covered by water which is generally less than 3.5 m deep but has limited previous exploration efforts.

Mapping and prospecting was undertaken between May and September 2007 with approximately 500 rock samples collected. Assays are pending and will be reported when the geochemical compilation is completed which is expected in December 2007. An additional 20 km of geophysical surveys was completed in October 2007 to extend the area of interest over an additional 2 km strike length of favourable stratigraphy and results are pending.

The work program for the remainder of 2007 and the first half of 2008 includes data compilation, assessment report writing and a 1,500 m drill program. The timing of the drill program is dependent on availability of equipment and weather conditions. The budget for the work program is $500,000.

DUPORT PROPERTY, ONTARIO

The Duport property covers the advanced-stage Duport resource located on the West Group of claims. A 2006 Roscoe Postle Associates NI43-101 report estimated an in situ gold resource, defined over a strike length of 760 meters to a vertical depth of 450 meters, containing 424,000 tonnes grading 13.4 grams per tonne gold for 183,000 ounces in the indicated category as well as 387,000 tonnes grading 10.7 grams per tonne gold for 133,000 ounces in the inferred category.

In December 2006, Condor Consulting, Inc. commenced a detailed reprocessing and analysis of the original geophysical data collected by Dighem frequency-domain EM survey carried by Fugro Airborne Surveys during its August/September, 2005 survey. In March 2007 Condor concluded that there were a number of promising geophysical targets that had the potential to yield additional sulphide mineralization similar to the known mineralization. The Company believes that there is a high potential to expand the existing resource, both laterally and along strike of the deposit, and discover additional ounces within prospective satellite geophysical targets associated with gold in historic drill holes in close proximity to the Duport deposit.

In recent months, the rapid increase in gold price and the long term expectation of even higher gold prices have dramatically changed the economics and potential value of the Duport property. Gold price has more than doubled since the property was acquired and the preliminary economic assessment was carried out. Economics would be significantly enhanced by further increases in gold price and also the addition of either underground or open pit satellite resources.

A comprehensive underground exploration strategy is the most effective way to advance the Duport project towards production. The Company is considering the options of financing the costs of an underground exploration program and business partnerships to advance the project in 2008.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.


                            ----------   -------------------------------------------------   ------------------------------------
                              FISCAL
                               2008                         FISCAL 2007                                   FISCAL 2006
                            ----------   -------------------------------------------------   ------------------------------------
THREE MONTH PERIODS ENDING   NOV 30/07    AUG 31/07    MAY 31/07    FEB 28/07    NOV 30/06    AUG 31/06    MAY 31/06    FEB 28/06
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues - interest income       7,655       37,799        5,906       13,741        5,625        4,068        4,513        3,498
Net income (loss)              (36,862)    (863,969)    (243,413)    (366,353)    (722,652)     178,880   (1,821,875)    (246,430)
Comprehensive loss              (3,750)         Nil          Nil          Nil          Nil          Nil          Nil          Nil
Basic and diluted
   income (loss) per share       (0.00)       (0.02)       (0.01)       (0.01)       (0.02)        0.01        (0.06)       (0.01)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital(deficiency)   (304,157)   1,842,765      274,629    1,140,585    2,567,615      151,522      967,196      751,209
Total assets                25,432,398   26,787,165   24,602,155   25,247,018   25,340,322   24,522,668   24,663,418   25,487,480
Total long-term liabilities 12,510,000   13,900,500   13,822,000   14,092,000   13,570,500   13,846,500   14,399,133   14,560,133
                            ----------   -------------------------------------------------   ------------------------------------

RESULTS OF OPERATIONS

During the three months ended November 30, 2007 (the "2007 period"), the Company reported a net loss of $36,862, a decrease in loss of $685,790, from the $722,652 loss reported during the three months ended November 30, 2006 (the "2006 period"). The decrease in the net loss in the 2007 period compared to the 2006 period is primarily attributed to:

     - $301,944 decrease in stock-based compensation charge recorded during the 2007 period;
     - $225,000 write-down of unproven mineral interest during the 2006 period (there were no write-downs in the 2007 period); and
     - $100,000 increase of future income tax recovery recorded during the 2007 period.

General and administrative costs decreased from $444,019 in the 2006 to $384,374 in the 2007 period, as follows:

                                                       2007            2006
                                                         $               $

Accounting and administration                            27,605          23,200
Advertising and related                                   8,367           7,033
Compensation and benefits                                56,226          23,250
Consulting and professional fees                         56,998          45,321
Directors' fees                                           4,500               -
Filing fees and transfer agent                            3,571           2,409
Foreign exchange loss                                       985               -
Insurance                                                 6,890           3,495
Investment conferences                                   28,578         112,167
Investor relations and shareholder communications        69,186          83,955
Legal and audit                                          46,735          61,490
Office and general                                       12,084          18,570
Office rent and operating costs                           3,037           8,958
Printing                                                  3,031           4,921
Telephone                                                 9,068           5,307
Travel and related costs                                 34,300          42,576
Website and internet costs                               13,213           1,367
                                                   ------------    ------------
                                                        384,374         444,019
                                                   ============    ============

Significant general and administrative expenditures incurred during the 2007 period include: $33,096 for legal costs incurred primarily for general legal advice on financings, revisions to the sale agreement with Metanor Resources Inc. and general corporate activities; $13,639 for independent audit costs; $28,578 for attendance and participation in investment conferences and meetings with the investment communities in North America and Europe; $69,186 for investor relations and shareholder communications; $13,213 for internet and website costs, of which $12,108 was for website development costs incurred on the Company's website; $56,998 for consulting and professional costs, of which $31,390 was incurred for executive search services; and $5,000 for corporate finance advisory fees.

During the 2007 period accounting and administration expenses of $26,000 was billed by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, a director and the CFO of the Company for bookkeeping, accounting, administration and corporate filing services provided by Chase personnel. During the 2007 period, the Company paid a total of $67,000 compensation to the President and the Chairman of the Company. These fees have been either expensed to compensation and benefits or capitalized to unproven mineral interests based on the nature of the expenditures.

The Company also recorded a stock-based compensation charge of $322,108 in the 2006 period on the granting of 1,547,000 stock options, amendment of the terms of 450,000 stock options and the vesting of stock options, compared to $20,164 in the 2007 period for the vesting of stock options.

During the 2007 period the Company recorded a total of $2,619 (2006 - $6,295) for general exploration expenditures. In September 2007, the Company received 125,000 common shares of Metanor and completed the sale of its 50% interest in the Bachelor Lake JV. The Company had previously received $3,825,000 cash. Exploration during the 2007 period focused primarily on the Sherridon Project, where the Company spent a total of $1,466,399. The Company also spent $127,161 on its Red Lake Property and $6,922 on the Duport Property. The Company also capitalized $80,000 for dividends on the Redeemable Preferred Shares. See "Exploration Projects" for detailed descriptions of exploration activities.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As at November 30, 2007, the Company had a working capital deficiency of $304,157. In December 2007, the Company completed a private placement of 4,652,755 flow-through shares at a price of $0.47 per share and 3,273,292 non-flow-through units ("Non FT Unit") at $0.42 per Non-FT Unit for gross proceeds of $3,561,578. The Company expects that it will require additional financings to maintain its core operations, planned exploration and current levels of corporate overhead. In addition, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. There is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the August 31, 2007 audited financial statements.

CHANGES IN ACCOUNTING POLICIES

Effective September 1, 2007, the Company adopted the following new standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These new standards have been adopted on a prospective basis with no re-statement of prior period financial statements.

CICA Handbook Section 1530: "Comprehensive Income", effective for fiscal years beginning on or after October 1, 2006, establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.

CICA Handbook Section 3251: "Equity", effective for fiscal years beginning on or after October 1, 2006, establishes standards for the presentation of equity and changes in equity during the reporting period.

CICA Handbook Section 3855: "Financial Instruments - Recognition and Measurement", effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains or losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet.

CICA Handbook Section 1506: "Accounting Changes" ("CICA 1506"), effective for fiscal years beginning on or after January 1, 2007, establishes standards and new disclosures requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended November 30, 2007 and 2006 the Company was charged for various services provided by companies controlled by directors and officers of the Company, as follows:
                                                       2007            2006
                                                         $               $

Accounting and administration                            26,000          23,200
Professional and consulting                              30,600          29,100
Compensation and benefits                                67,000          23,250
Directors fees                                            4,500               -
                                                   ------------    ------------
                                                        128,100          75,550
                                                   ============    ============

These fees have been either expensed to operations or capitalized to unproven mineral interests, based on the nature of the expenditures.

As at November 30, 2007, accounts payable and accrued liabilities include $42,437 (2006 - $13,166) due to these related parties.

These transactions were measured at the exchange amount, which was the amount of consideration established and agreed to by related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

INVESTOR RELATIONS ACTIVITIES

In July 2007, the Company entered into an investor relations contract with Empire Communications Inc. ("Empire"), under which Empire will provide financial advice and assist in the structuring, coordinating and organizing of general investor relations activities in Canada. Under the arrangement, Empire is paid a monthly fee of $6,000 and was granted stock options to purchase 150,000 common shares of the Company at $0.50 per share for a period of three years, subject to vesting provisions. During the 2007 period, the Company paid a total of $18,000 to Empire under its investor relations contract.

On June 7, 2006, the Company entered into an investor relations agreement with Value Relations GmbH ("Value Relations") to provide investor relations and corporate financing activities in Europe. The Company agreed to pay Value Relations US $5,000 per month for a period of five months. Effective November 1, 2006, the Company renewed its arrangement with Value Relations, under which it has agreed to pay Value Relations EUR(euro)5,000 per month for twelve months and granted 250,000 stock options, at $0.45 per share, for a period of three years. During the 2007 period, the Company paid $22,024 (2006 - $33,104) to Value Relations.

On March 10, 2006, the Company entered into an investor relation agreement with Clark Avenue Company Inc. ("Clark Avenue") to provide market awareness and investor relations on behalf of the Company. The agreement was for a term of one year. The agreement with Clark Avenue was terminated effective April 9, 2007. During the 2006 period, the Company paid $15,000 to Clark Avenue.

During the 2007 period, the Company was active in providing corporate awareness of its work programs. The Company was also active in attending and presenting at a number of investment conferences and trade shows in North America and Europe. The Company is also using a number of web based advertisers. During the 2007 period, the Company paid $6,420 for advertising, $28,578 for investment conferences and related costs, $69,186 for investor relations and shareholder communications and $3,031 for printing costs associated with investor materials and pamphlets.

The Company maintains a web site at www.halores.com .

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at January 23, 2008, there were 48,681,789 issued and outstanding common shares, 3,595,000 stock options outstanding, at exercise prices ranging from $0.45 to $0.60 per share, and 7,912,651 warrants outstanding, with exercise prices ranging from $0.45 to $0.65 per share.

DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109
- Certification of Disclosure in Issuer's Annual and Interim Filings ("52-109"), are effective to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules. In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon "hands-on" knowledge of senior management. Management intends to formalize certain of its procedures. Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company's disclosure controls and procedures. Lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Management is also responsible for the design of the Company's internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. During the process of management's review and evaluation of the design of the Company's internal control over financial reporting, it was determined that certain weaknesses existed in internal controls over financial reporting. As is indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring which exists. The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Lynda Bloom, President and Chief Executive Officer of Halo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Halo Resources Ltd., (the issuer) for the interim period ending November 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  January 29, 2008


/s/ Lynda Bloom
-----------------------------------
Lynda Bloom,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nick DeMare, a Director and Chief Financial Officer of Halo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Halo Resources Ltd., (the issuer) for the interim period ending November 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  January 29, 2008


/s/ Nick DeMare
----------------------------------
Nick DeMare,
Director & Chief Financial Officer